

April 16, 2009

Mr. Dan Bauer
President, Chief Executive Officer, Chief Financial Officer
Western Standard Energy Corp.
2 Sheraton Street
London, UK W1F8BH

Re: **Western Standard Energy Corp.**
Form 10-K for the Fiscal Year Ended August 31, 2008
Filed December 15, 2008
Form 10-Q for the Fiscal Quarter Ended November 30, 2008
Filed January 20, 2009
File No. 000-51736

Dear Mr. Bauer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2008

Note 7 - Commitments

1. We note you have annual renewable agreements which obligate you to compensate your Advisory Board members through payment of 500,000 shares of common stock each year. We understand that the common shares vest on a monthly basis, and you record the monthly obligation based on month end market

prices of your common stock.   Please explain how you concluded that the month end date should be used as the measurement date for purposes of computing and recognizing stock based compensation under the guidance of SFAS 123R.

Form 10-Q for the Quarter Ended November 30, 2008

Controls and Procedures, page 9

2.   Please disclose the conclusions of your principal executive and principal financial officers, regarding the effectiveness of your disclosure controls and procedures as of November 30, 2008 to comply with Item 307 of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief